Filed Pursuant to Rule 433

Dated February 25, 2014

Registration No. 333-187546

Fifth Third Bancorp

Pricing Term Sheet

Term Sheet

Issuer:	Fifth Third Bancorp
Security:	2.30% Senior Notes due 2019
Currency:	USD
Size:	$500,000,000
Security Type:	SEC Registered Senior Notes
Maturity:	March 1, 2019
Payment Frequency:	Semi-Annually
Day Count Convention:	30/360
Benchmark Treasury:	1.50% US Treasury due 2019
Spread to Benchmark Treasury:	+82 basis points
Benchmark Treasury Spot and Yield:	99-30+; 1.510%
Price to Public:	99.859% of face amount
Expected Ratings*:	Baa1/BBB+/A/AL
Yield to Maturity:	2.330%
Proceeds (After Underwriting Discount and Before Expenses) to Issuer:	$497,545,000 (99.509%)
Interest Payment Dates:	March 1 and September 1 of each year, commencing September 1, 2014
Optional Redemption:	The notes are not subject to repayment at the option of the holders prior to the maturity date. The Issuer may redeem the Senior Notes, in whole or in part, on or after the date that is 30 days prior to the maturity date at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.
Trade Date:	February 25, 2014
Settlement Date:	February 28, 2014 (T+3)
Denominations	$2,000 x $1,000
CUSIP/ISIN:	316773 CQ1 / US316773CQ11
Joint Book-running Managers:	Deutsche Bank Securities Inc. Fifth Third Securities, Inc. J.P. Morgan Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at (800) 503-4611, Fifth Third Securities, Inc. toll free at 1-800-950-4623 or J.P. Morgan Securities LLC collect at (212) 834-4533.